Exhibit 99.1

NICE to Present the Future of Contact Centers at CCW 2019

From interaction analytics, process automation and cloud to compliance, fraud prevention and workforce optimization, the market leader will present solutions to comprehensively meet contact center needs

Hoboken, N.J., February 4, 2019 – NICE (Nasdaq: NICE) today announced that it will be returning to Call Center World (CCW) to showcase how it can help organizations address and overcome today’s biggest contact center challenges. NICE will display its unified portfolio of holistic solutions for driving customer experience improvements in Hall 4, Stand A4/B3. The company will also present a seminar as part of the CCW education program and host a happy hour at the event. Known as Germany’s biggest contact center event, CCW 2019 will be held from February 18-21, 2019 at the Estrel Congress Center in Berlin.

Recognized by Forrester Research as a leader in Customer Journey Analytics, NICE will be showcasing the importance of interaction analytics in improving customer experience, as well as how it can help businesses combat the rise of identity theft and fraud. In addition, NICE will demonstrate its ability to support companies in meeting today’s regulatory requirements across industries.

As part of the CCW education program, Dr. Uwe Lay, Presales Engineer at NICE will present a seminar entitled “How you can achieve organizational change and a better customer experience with interaction analytics.” The seminar will focus on why companies should be putting interaction analytics at the center of their actions and how they can remain competitive in today’s customer-centric world. Dr. Lay will also discuss the importance of analyzing digital channels to understand the customer journey as a whole.

Solutions to be showcased at the event include:

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Analytics: Accurate, efficient and flexible technology that turns customer interactions into valuable insights. Innovative customer interaction analytics solutions help businesses unlock the untapped value of unstructured data to understand what customers are saying, what they're asking for and their pain points, thereby increasing operational efficiency and driving up customer experience.

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Cloud: CXone is a fully-integrated and open cloud contact center platform combining Omnichannel Routing with the foremost technologies in Workforce Optimization, Analytics, Automation and Artificial Intelligence. It empowers organizations to provide an exceptional customer experience by acting smarter and responding faster to ever-changing consumer expectations.

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Robotic Process Automation (RPA): Delivering unique value to process optimization, RPA enables businesses to hand manual, time-consuming tasks to a robotic workforce that is fast, accurate and easily scalable. This frees employees up to focus on high-value activities, resulting in increased employee and customer satisfaction, improved productivity, rapid ROI and better resource utilization.

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Workforce Optimization (WFO): A suite of tightly integrated solutions that enable organizations to improve agent productivity, identify performance gaps, deliver targeted coaching, and effectively forecast workloads and schedule staff. An integral part of the solution suite is Adaptive WFO technology, which uses analytics-based modeling to dynamically personalize contact center processes, such as scheduling, coaching, training, evaluations, and motivational incentives, at an individual agent level.

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Real Time Authentication (RTA): With identity theft and account takeover costing billions of dollars, organizations must do everything they can to verify consumers' identities and protect them from fraud. NICE RTA provides end-to-end authentication and fraud prevention for contact centers, incorporating voice biometrics and phone number validation to prevent fraud and improve security, with zero customer friction.

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Recording and compliance: From PCI-DSS to GDPR, MIFID II and FSA, organizations today must comply with a multitude of regulations. NICE AIR & Engage provides a certified solution for compliance recording to satisfy regulatory requirements while providing high flexibility, scalability and availability. In addition, the Compliance Center ensures that organizations are compliant by design, bringing together proactive compliance assurance capabilities and dedicated policy and retention management under a single umbrella.

Check out the NICE speaking session - Wednesday, February 20, 2019 at 15:30 in Hall 2, Messeforum. This will be followed by a happy hour, where CCW attendees can join NICE experts for a drink and discussions at the NICE booth in Hall 4, Stand A4/B3 from 17:00 onwards.

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.